SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-8 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 9-11 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On August 28, 2008, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.6809 per U.S. dollar ($1.4685 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period end	Average	High	Low
Quarter ended June 30, 2008	1.5748	1.5625	1.6010	1.5370

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2008 through July 2008, as reported by the Federal Reserve Bank of New York.

2008	High	Low
May	1.5784	1.5730
June	1.5749	1.5418
July	1.5923	1.5559
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Month Period Ended June 30, 2008
     The following information is based on unaudited financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2008.
     The group’s total assets increased by 3.9%, or EUR 14.0 billion, from EUR 354.0 billion as of December 31, 2007 to EUR 368.0 billion as of June 30, 2008.
     The group’s operating result before valuation amounted to EUR 758 million for the six month period ended June 30, 2008, compared with EUR 700 million for the same period in 2007. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. Under IFRS, in accordance with which KfW prepared its consolidated financial statements for the first time for the fiscal year ended December 31, 2007 (and contrary to German GAAP), net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments may be subject to significant fluctuation in each fiscal period and, accordingly, affect consolidated profit or loss for each such period.
Promotional Business Volume
     The following tables set forth a breakdown by business areas and by products of KfW Bankengruppe’s promotional business volume, which consists of commitments for loans, grants and guarantees as well as securitizations, during the first six months of 2008 as compared with the same period of 2007.
Promotional Business Volume by Business Area

	Six months ended June 30,
	2008	2007
	(EUR in millions)
Investment finance
KfW Mittelstandsbank
Loan commitments (1)(2)	6,866.6	6,850.6
Securitization commitments (3)	1,577.8	5,407.2
Advisory services (grants) (4)	14.4	—

Total KfW Mittelstandsbank	8,458.7	12,257.8

KfW Förderbank
Loan commitments (2)	16,548.4	16,441.3
Securitization commitments (5)	—	4,588.8
Advisory services (grants) (4)	1.6	—

Total KfW Förderbank	16,550.0	21,030.1

Total investment finance	25,008.8	33,287.9

Export and project finance (KfW IPEX-Bank)	8,305.7	8,229.5

Promotion of developing and transition countries
KfW Entwicklungsbank	961.4	805.1
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	696.0	531.7

Total promotion of developing and transition countries	1,657.4	1,336.8

Total promotional business volume (6)	34,971.8	42,854.3

(1)	Includes guarantees and commitments for the ABS SME Portfolio. Guarantees amounted to EUR 13.9 million in the first six months of 2008 and EUR 1.7 million in the same period of 2007. Commitments for the ABS SME Portfolio amounted to EUR 85.0 million in the first six months of 2008 and EUR 189.5 million in the same period of 2007.

(2)	Commitments for the first six months of 2007 have been adjusted according to a new reporting methodology which was introduced in 2008 with respect to global loans and global funding facilities. Starting in 2008, only amounts drawn down under global loans and global funding facilities as of the reporting date are presented as commitments. Previously, the total contract volume of global loans and global funding facilities as of the reporting date was presented as commitments regardless of the actual amount disbursed in the relevant financial period. As a result, the loan commitments for the first six months of 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.

(3)	Consists of commitments made by KfW in transactions under the PROMISE program and its variations. The 2008 amount excludes first loss pieces retained by the originating banks, while the 2007 amount includes commitments made by KfW in the amount of EUR 5,404.8 million as well as first loss pieces retained by the originating banks in an amount of EUR 2.4 million.

(4)	Advisory services (grants) are shown since January 1, 2008. Comparative prior figures are not presented.

(5)	Consists of commitments made by KfW in transactions under the PROVIDE program and its variations. The 2008 amount excludes first loss pieces retained by the originating banks, while the 2007 amount includes commitments made by KfW in the amount of EUR 4,574.8 million as well as first loss pieces retained by the originating banks in an amount of EUR 14.0 million.

(6)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities, commitments represent the actual volume of funds disbursed in the relevant year.
Promotional Business Volume by Product

	Six months ended June 30,
	2008	2007
	(EUR in millions)
Financing commitments	33,378.0	32,858.3
of which loans (1)	31,864.4	31,465.4
of which guarantees	1,100.0	943.1
of which grants	328.6	260.2
of which ABS SME Portfolio	85.0	189.5
Securitization commitments	1,577.8	9,996.0
Advisory services (grants)	16.0	—

Total promotional business volume	34,971.8	42,854.3

(1)	Commitments for the first six months of 2007 have been adjusted according to a new reporting methodology with respect to global loans and global funding facilities which was introduced in 2008 and is described briefly in footnote (2) to the previous table. As a result, the loan commitments for the first six months of 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     During the first six months of 2008, KfW’s total promotional business volume declined substantially to EUR 35.0 billion from EUR 42.9 billion in the same period of 2007. This decline was attributable to a substantial decrease in securitization commitments due to continuously weak market conditions for securitizations.
     In its investment finance business area, KfW’s total commitments decreased by EUR 8.3 billion from EUR 33.3 billion in the first six months of 2007 to EUR 25.0 billion in the first six months of 2008. This decrease was due to the decrease of securitization commitments under both KfW Förderbank’s PROVIDE program and its variations as well as KfW Mittelstandsbank’s PROMISE program and its variations. By contrast, loan commitments in KfW’s investment finance business area remained relatively constant at EUR 23.4 billion in the first six months of 2008 compared to EUR 23.3 billion in the same period of 2007.
     KfW Mittelstandsbank’s total commitments decreased from EUR 12.3 billion in the first six months of 2007 to EUR 8.5 billion in the same period of 2008. This decrease was due to higher commitments in securitization transactions launched during the first six months of 2007

(EUR 5.4 billion) compared to the same period in 2008 (EUR 1.6 billion). Total loan commitments of KfW Mittelstandsbank’s loan, mezzanine and equity participation programs in the first six months of 2008 remained essentially constant at EUR 6.9 billion compared to the same period in 2007. While commitments under the Unternehmerkredit loan program and the mezzanine programs increased slightly from EUR 5.2 billion in the first six months of 2007 to EUR 5.4 billion in the same period of 2008, this increase was offset by a decrease in commitments under KfW Mittelstandsbank’s equity participation programs.
     KfW Förderbank’s total commitments decreased from EUR 21.0 billion in the first six months of 2007 to EUR 16.6 billion in the same period of 2008. This decrease reflected the fact that no securitization transactions were launched under KfW Förderbank’s PROVIDE program and its variations during the first six months of 2008 compared to commitments in securitization transactions of EUR 4.6 billion during the same period of 2007. Loan commitments of KfW Förderbank’s programs were characterized by a slight decrease of commitments under KfW Förderbank’s education and municipal infrastructure programs, which was more than offset by an increase of commitments under KfW Förderbank’s environmental and housing investment programs. In total, loan commitments under KfW Förderbank’s programs increased slightly to EUR 16.6 billion in the first six months of 2008 from EUR 16.4 in the same period of 2007.
     Commitments of export and project finance, extended by KfW IPEX-Bank, amounted to EUR 8.3 billion during the first six months of 2008 compared with EUR 8.2 billion during the same period of 2007. Large contributions to total commitments were, in particular, attributable to shipping, basic industries and rail and road. EUR 2.0 billion of total commitments in the first six months of 2008 related to KfW IPEX-Bank’s domestic business, while EUR 6.2 billion related to commitments outside Germany. The biggest share of commitments outside Germany was to Europe (42% of total new commitments), followed by North America (17%), Asia (9%), Australia/Oceania (5%), Latin America (2%) and Africa (1%).
     Commitments for the promotion of developing and transition countries, which KfW provides either under its KfW Entwicklungsbank brand or through its wholly owned subsidiary DEG, amounted to EUR 1.7 billion in the first six months of 2008 compared to EUR 1.3 billion in the same period of 2007. This increase reflected an increase in KfW Entwicklungsbank’s commitments, which amounted to EUR 961 million in the first six months of 2008 compared to EUR 805 million in the same period of 2007. EUR 562 million of KfW Entwicklungsbank’s commitments in the first six months of 2008 were funded from KfW’s own funds. DEG’s commitments also increased, amounting to EUR 696 million in the first six months of 2008 compared to EUR 532 million in the same period of 2007.
Sources of Funds
     KfW raised EUR 46.9 billion (including credit-linked certificates of indebtedness in the amount of EUR 0.3 billion) in the capital markets during the first six months of 2008. Of this total amount 36% was raised in euros, 36% in U.S. dollars and the remainder in 20 other currencies.
     In July 2008, KfW announced that it expects to increase its target volume of funding to be raised in the capital markets in 2008 by approximately EUR 5 billion to a total of approximately EUR 75 billion for the year.
Capitalization of KfW Bankengruppe as of June 30, 2008

(EUR in millions)
Borrowings
Short-term funds	23,957
Bonds and other fixed-income securities	254,323
Other borrowings	40,710
Subordinated liabilities (1)	3,747

Total borrowings	322,737

(EUR in millions)
Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	829
Retained earnings	5,913
Fund for general banking risks	50
Revaluation reserves	-359
Balance sheet profit/loss	-1,393

Total equity	14,594

Total capitalization	337,331

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2008, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of June 30, 2008 is not necessarily indicative of its capitalization to be recorded as of December 31, 2008. The decrease in total equity, which amounted to EUR 14,936 million as of December 31, 2007, reflected a decline of revaluation reserves due to valuation losses recognized directly in equity relating to available-for-sale financial assets as well as a decline of retained earnings due to losses from fair-value accounting for financial assets and derivatives used for hedging purposes, in both cases resulting primarily from the negative conditions affecting international financial markets. The change in the fund for general banking risks was primarily due to a complete write-off of KfW’s equity interest in IKB Deutsche Industriekreditbank AG (“IKB”) as of June 30, 2008 in light of IKB’s cash capital increase (which is described in greater detail below).
     The accounting treatment of financial assets under IFRS is expected to continue to lead to fluctuations in KfW’s equity going forward, depending, in large measure, on future volatility of market values of financial assets and derivatives. In addition, fair-value accounting in respect of certain derivatives used to hedge risks arising from financial assets or obligations may lead to temporary gains or losses, although these hedges, on a cash basis, are economically effective over the entire life of a hedge.
Other Recent Developments
IKB
     The developments relating to IKB described below occurred after June 30, 2008 and did not have a retroactive effect on the financial information presented under “KfW’s Results for the Six Month Period Ended June 30, 2008” above.
     Risk Protection for IKB. In August 2008, in connection with the cash capital increase (Barkapitalerhöhung) for IKB approved at IKB’s shareholders’ meeting held on March 27, 2008 (the “IKB Capital Increase”), KfW conditionally agreed to subscribe for a total number of 487,288,757 new IKB shares at EUR 2.56 per share (the “KfW Share Subscription”). KfW’s participation in the IKB Capital Increase represents the last of the capital measures implemented by KfW, which in the aggregate amount to EUR 2.3 billion, in connection with the risk protection for IKB under the mandate of the Federal Government dated February 14, 2008 (the “Mandate”).
     The KfW Share Subscription is subject to the condition precedent that the European Commission either determines that the KfW Share Subscription is compatible with applicable state aid rules under the EC Treaty or approves the IKB risk protection and support measures notified to it, in each case by no later than October 25, 2008. Pending satisfaction of the condition precedent, KfW has paid the aggregate subscription price of EUR 1.25 billion for the KfW Share Subscription into a trust account. If the condition precedent is satisfied, the aggregate subscription price of EUR 1.25 billion

(or any lesser amount if so determined by the European Commission) will be transferred from the trust account to an account of IKB and KfW’s equity interest in IKB will increase from the current 45.5% to 90.8%.
     Sale Process for Interest in IKB. On August 20, 2008, the Executive Committee of KfW’s Board of Supervisory Directors endorsed the decision of KfW’s Board of Managing Directors to enter into an agreement with an affiliate of Lone Star Funds (“Lone Star”), a U.S. private equity group, to sell to Lone Star all of KfW’s shares in IKB (the “Purchase Agreement”). The shares in IKB to be purchased by Lone Star include shares held by KfW through KfW Beteiligungsholding GmbH and shares conditionally subscribed for by KfW in the KfW Share Subscription. The transaction is subject to approval by the full Board of Supervisory Directors of KfW. The Executive Committee will recommend to the Board of Supervisory Directors to adopt a resolution to that effect.
     On August 21, 2008, KfW and Lone Star signed the Purchase Agreement. Completion of the transaction is subject to conditions precedent, including, in particular, approvals by KfW’s Board of Supervisory Directors and by relevant authorities, including the European Commission, which is examining the compatibility of the transaction with state aid rules under the EC Treaty.
     In connection with the transaction, KfW has agreed to assume specified portfolio and legal risks, as follows: KfW purchased a portfolio of structured financial instruments in a nominal amount of EUR 1.61 billion from IKB at market value on August 25, 2008. KfW’s maximum exposure with respect to these instruments amounts to EUR 1.01 billion. The Federal Republic has, in principle, agreed to reimburse KfW for up to EUR 600 million in potential losses resulting from these instruments in excess of a threshold amount, which is expected to be approximately EUR 150 million. KfW has also agreed to indemnify IKB, up to agreed amounts, for losses to which IKB may be exposed in connection with certain legal actions against it. In addition, KfW has agreed to continue to provide financing on market terms to IKB and IKB-related entities.
     In order to account for the expected aggregate loss resulting from the capital measures under the Mandate (i.e., the payments amounting to EUR 1.05 billion made by KfW into IKB’s capital reserves in February and March 2008, respectively, and the payment of EUR 1.25 billion to be made by KfW in connection with the KfW Share Subscription), KfW recorded a risk provision in the amount of EUR 660 million on August 21, 2008. The risk provision takes into account contributions by the Federal Government and the German association of private banks (Bundesverband deutscher Banken) in an aggregate amount of EUR 1.50 billion towards the capital measures under the Mandate as well as the consideration to be received in connection with the Purchase Agreement.
Board of Managing Directors
     In its meeting on June 25, 2008, KfW’s Board of Supervisory Directors appointed Dr. Ulrich Schröder as member and Chairman (Vorstandsvorsitzender) of the Board of Managing Directors of KfW. Dr. Schröder will take office on September 1, 2008. Ingrid Matthäus-Maier, member of the Board of Managing Directors, will retire as of September 30, 2008.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
2nd quarter 2007	0.4	2.5
3rd quarter 2007	0.6	2.4
4th quarter 2007	0.3	1.7
1st quarter 2008	1.3	2.6
2nd quarter 2008	-0.5	1.7
     The economic development in the second quarter of 2008 was characterized by a decrease in domestic demand: Gross fixed capital formation declined by 1.9% compared to the first quarter of 2008, mainly because capital formation in construction decreased 3.5% compared to the previous quarter, in which capital formation in construction had recorded an extraordinarily high increase by 5.7% due to, among other factors, the mild winter. Capital formation in machinery and equipment declined by 0.5% compared to the first quarter of 2008. Final consumption expenditure of households decreased by 0.7% compared to the first quarter of 2008, and thus negatively affected growth. However, growth was supported by government final consumption expenditure (+0.3% quarter-on-quarter) and foreign trade; even though both exports and imports decreased compared to the first quarter of 2008, the decrease in imports (–1.3%) exceeded that of exports (–0.2%) and net exports contributed 0.4 percentage points to economic growth.
     Compared to the second quarter of 2007, price-adjusted GDP increased by 3.1% in the second quarter of 2008. Adjusted for calendar effects, however, the year-on-year growth rate of price-adjusted GDP was only 1.7% due to three additional working days in the second quarter of 2008 compared to the second quarter of 2007.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2008, press release of August 26, 2008,
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__308__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
July 2007	0.6	2.1
August 2007	-0.1	2.2
September 2007	0.1	2.7
October 2007	0.3	2.8
November 2007	0.5	3.2
December 2007	0.6	3.1
January 2008	-0.3	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3

     The year-on-year rate of price increase in July 2008 was mainly due to price increases for non-durable consumer goods (+ 8.2%). The prices for energy and food, in particular, were much higher in July 2008 than in July 2007 (+15.1% and +8.0%) and accounted for more than two-thirds of the total price increase. In the energy sector, prices increased especially for mineral oil products (+ 24.0%). Prices for other sources of household energy also rose more strongly than the consumer price index as a whole (gas: + 8.1%; and electricity: + 6.8%). Excluding the price trend for energy products (household energy and motor fuels), the year-on-year rate of price increase in July 2008 would have been +1.9%. In addition, prices for food, especially for milk, cheese, eggs, oils, fats, bread and cereals, increased significantly compared to July 2008. The price trend for consumer goods with a medium-term life (-0.2%), such as clothing and footwear, and durable consumer goods (-0.6%), such as information processing equipment and household appliances, on the other hand, had a dampening effect on inflation, while prices for services increased by an average of 1.5% compared to July 2007.
     The relatively strong price increase of 0.6% in July 2008 compared to June 2008 was mainly due to the increase of prices for package holidays (+13.8%), accommodation services (+9.7%) and air travel (+8.9% ), which rose substantially at the beginning of the summer holiday period, as well as higher prices for motor fuels (+1.4%).
Source: Statistisches Bundesamt, Consumer prices in July 2008: + 3.3% on July 2007, press release of August 14, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__291__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
July 2007	8.2	8.4
August 2007	8.3	8.3
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	7.9	7.7
February 2008	7.9	7.6
March 2008	7.8	7.5
April 2008	7.7	7.5
May 2008	7.1	7.5
June 2008	7.5	7.4
July 2008	7.0	7.3

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 562,000, or 1.4%, in July 2008 compared to July 2007. At the same time, the number of unemployed persons decreased by approximately 430,000, or 12.0%, in July 2008 compared to July 2007.
Sources: Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries /EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries /EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Positive labour market trend not reversed, press release of August 28, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__315__132,templateId=renderPrint.psml).
Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to June 2008	January to June 2007
Foreign trade	103.4	98.8
Services	-5.2	-4.5
Factor income (net)	12.6	14.5
Current transfers	-15.9	-15.8
Supplementary trade items	-5.0	-4.8

Current account	89.9	88.2

Source: Statistisches Bundesamt, German exports in June 2008: +7.9% on June 2007, press release of August 7, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__282__51,templateId=renderPrint.psml).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 29, 2008